SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its Consolidated
Results for the Second Quarter 2009

BOVESPA[1] (lot = 1 share) TCSL3: R$5.55 TCSL4: R$4.13 NYSE[1] (1 ADR = 10 PN shares) TSU: US$22.73 (1) closing prices of August 03th, 2009
Rio de Janeiro, August 3rd, 2009 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and indirectly TIM Nordeste S.A., announces its results for the second quarter of 2009. TIM Participações S.A. (“TIM Participações” or “TIM”) provides telecommunication services with a national presence.

The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the second quarter of 2008 (2Q08), except when otherwise indicated.

2Q09 Highlights

2Q09 Conference Call

Conference Call in English:
August 04th, 2009, at 09:30 AM
Brasília time. (08:30 AM US ET)

Conference Call in Portuguese:
August 04th, 2009, at 11:00 AM
Brasília time. (10:00 AM US ET)

For further information, please
access the Company’s website:
www.tim.com.br/ri

Investor Relations Contacts
ri@timbrasil.com.br
(+55 21) 4009-3742 / 4009-3446 / 4009-4017

Avenida das Américas, 3434
Bloco 01 6° andar – Barra da Tijuca
Rio de Janeiro, RJ - Brazil
Zip Code 22640-102
Fax: +55 21 4009-3990
• Improvements on quarterly basis in all metrics.

• Back to growth together with ARPU increase. Consistent step in the repositioning, strengthening of brand perception and renewing portfolio offering.

• Revamp on service and network quality: back to high position in overall customer satisfaction in all segments, measured by an independent survey institute and confirmed by Anatel index of quality and complains.

• Subscriber base: Inverting market share downward trend and stop post-paid base erosion - market share was up by +0.2pp to 23.7%. Net addition in the quarter was 1.7 million (+34.9% YoY), reaching a total base of 37.8 million lines.

• ARPU at R$26.6 – increasing 2.1% QoQ and -11.0% YoY. The post-paid ARPU has shown a resilient performance in a YoY comparison.

• VAS: Fueling revenue growth – Gross VAS revenue totaled R$483 million, +21.7% YoY and +12.5% QoQ - accounting for 12.3% of total gross service revenue (9.8% in 2Q08).

• Top line: Still suffering from an inertial performance of 2008 – R$3,304 million (+3.7% YoY), still negatively impacted by 2008´s performance (i.e. loss of post-paid base and lower pre-paid promotions). Growth of 9.7% on QoQ comparison.

• Structural efficiency plan implemented – mainly in Personnel and G&A (- 9%YoY), industrial cost (-14%YoY) and bad debt – financing the commercial repositioning (+25%YoY) and increasing profitability.

• Bad debt: Consistent improvement – R$ 106 million (drop of -47.9% YoY) or 3.6% as % of net service revenues - a consistent drop each quarter.

• Total Opex was basically flat YoY – Accounting for R$ 2,568 million in 2Q09.

• EBITDA: R$736 million (+15.5% YoY and +20.8% QoQ), an EBITDA margin of 22.3% (+2.3 p.p. YoY and +2.1 p.p. QoQ). The Efficiency Plan has off-set the increase of commercial expenses.

• CAPEX totaled R$422 million, accounting for 12.8% of net revenues and the Operating free cash flow came in positive of R$407 million, 10% higher than 2Q08.

Message from the Management

In our last earnings release, we mentioned that the first quarter of 2009 would be one of restructuring, a preparation for a new journey. We have promoted crucial changes, such as developing a new strategy, restructuring of the organization and forming a new top management team, repositioning the brand, beginning the task of improving network quality and launching the efficiency plan in order to sustain growth and preserve profitability.

The second quarter marks an important step in our re-launch plan, since the stimulus on commercial activities (“we’re back to sale”) and the new portfolio offerings (Infinity) allowed us to soften the negative waves from 2008 that, in this quarter, have come out more heightened than expected. In fact, the loss of post-paid voice clients (we began the quarter with less 800 thousand active lines) was accompanied by a strong decline in promotioned pre-paid base, due to reduced efforts in 4Q08 (Christmas), with growth of silent base.

We have reached the end of the second quarter pleased with the speed of execution as well as the improvement in our operational KPI’s, which shows that we are on the right path, as follows:

  Back to growth together with ARPU increase: 1.7 million net additions in this quarter with ARPU increasing 2.1% QoQ, to R$26.6.

  Return of subscriber growth: TIM has been competing for the lead position in monthly share of net addition in the past four months. This quarter, we acquired around 29% of market’s net additions and, as a result, our market share consequently moved up by 0.2 p.p. over the previous quarter.

  Reversal of valuable base erosion (post-paid): from March on, we began to see stop-loss in the trend of gross additions in post-paid, accompanied by more rapid value acquisition. In 2Q09, we reported strong growth in post-paid gross adds, 27% up on the previous quarter, and a 12% improvement over the same period in 2008. As a result, post-paid net adds were slightly positive, ending the erosion over the last 15 months.

  Recovery of service and network quality: we regained the high-level client satisfaction for every segment, according to an independent survey institute and confirmed by the Anatel’s quality indicators, with highlight for the network quality indicator, for which we achieved a 100% score in June.

  Increase in brand expending: we increased the share of expending in advertising from 18% to 28% for the sector, taking over the second position, with excellent recall and brand linkage results.

  New commercial offering: the new Infinity plan proved to be highly successful, being responsible for adding approximately 2.5 million users. In the post-paid segment, more than half of net adds was included in this plan. The strong attractiveness and pioneering nature of this offering was fundamental in improving our commercial indicators and market share.

  Efficiency Plan: as in the first quarter, the efficiency plan continued to play a fundamental role in supporting our more aggressive commercial approach, while at the same time preserving profitability. It’s worth highlighting our initiatives in the bad debt, sales structure, customer care, G&A, network and IT areas, especially regarding negotiations with vendors and the review of processes.

  Revenues and EBITDA: the second quarter still reflects the effects of 2008 (when we lost users in the post-paid plans and suffered a deterioration in our client mix), resulting in a lower-than-expected service revenues performance. However, we can already see a healthy recovery in profitability (+230bps YoY in the EBITDA margin), driven by the Company’s new sales/operational phase, combined with strong cost discipline and efficiency program.

In the second half, we expect to continue improving our operational metrics and, consequently, our financial indicators. We are pursuing on build a platform to generate solid growth in 2010, which will pass through the following stages in the second half of 2009:

  Increase post-paid client base

  Raise MOU, mainly fueled by greater efforts on the pre-paid offer

  Remain among Leaders in Anatel’s quality indicator

  Recover Top of Mind leadership

  Continue the efficiency plan to finance growth and preserve profitability

  Close Intelig deal and capture the initial synergies

We have recorded a substantial improvement (especially in regard to the previous quarter) in KPI’s, such as: subscriber base, ARPU and VAS. We are convinced that we are back on the road of sustainable growth with profitability.

Luca Luciani

Operational Performance

Brazilian Market Overview

The Brazilian mobile market totaled 159.6 million lines in June, a growth of 19.9% on a yearly basis. The penetration rate reached 83.5% in the 2Q09, compared to 69.5% in the same period of 2008. Net additions of the quarter achieved 5.9 million (a decrease of 19.3% when compared to the 2Q08).

Even with a less aggressive promotional enviroment, the pre-paid segment continued to drive the market growth due to the increase of naked SIM cards sales. Pre-paid market mix reached 81.8% compared to 81.0% in the 2Q08, reaching 130.6 million users (a growth of 21.0% YoY). On the post-paid segment, total users reached 29.0 million, an increase of 14.9% on a yearly comparison.

TIM’s Performance

Our total subscriber base ended the quarter with 37.8 million clients, 11.9% up from 2Q08. TIM ended the 2Q09 with a market share of 23.7% (vs. 25.4% in 2Q08). The yearly comparison continued to be impacted by the clean-up of around 1 million lines in the first quarter. On a QoQ comparison, we can see that the erosion trend was interrupted and we return to regain market share (+0.2pp) .

Net addition in the 2Q09 was positive in 1.7 million lines (+34.9% YoY) and net adds share stood at 29.1% in the quarter.

On a quarterly comparison, post-paid grew by 1%, returning to growth after 2008’s erosion and ending the quarter with 6.2 million users (-8.9% from 2Q08). Although, we had the highest level of post-paid gross addition since 3Q07 (+12.3% YoY). On the pre-paid segment, total users reached 31.6 million, up 17.1% from 2Q08 – fueled by the Infinity plan, which reached ~2.5 million users in June.

On the number portability performance, post-paid and corporate segments have been showing a positive balance in the last two months. The gap between port-in and port-out came at the lowest level since the NP introduction and we expect to become overall positive in the coming quarters. On the fixed side, we continued to be net gainer with more than 10% of total port-in numbers. Our fixed subscriber base reached more than 300 thousand lines by the end of June.

Our GSM coverage achieved 93% of the country’s urban population, serving around 2.944 cities. Also, our GSM coverage counts with 100% of GPRS and around 75% of EDGE. As for the 3G coverage, we reached over 50 cities (including all the main metropolitan areas), available for more than 30% of urban population in Brazil.

Marketing & Sales Activities

Marketing & Sales Activities

In the second quarter, we continued the strong commercial approach started last quarter, aiming at revamping TIM’s Brand name and media awareness. We focused in two areas: i) Brand (through the introduction of a new format and the use of the ‘Blue Man Group’ as testimonials) and ii) Products (through new plans such as, ‘Infinity Pre’, ‘Infinity Post’ and ‘TIM Único’).

In this quarter, we increased our share of voice in advertisements, mainly focused on the ‘Infinity post-paid’ launching, ‘TIM Empresa Simples’ campaign, number portability offers and ‘Recarga Imperdível TIM’ (a one-shot promotion for the pre-paid segment).

As for the Brand, we continued on the re-launch phase and new communication format, getting even closer to the clients, filling up new territories and having distinctiveness. Therefore, TIM is recovering its DNA (coverage, innovation and aspiration) and promoting the new slogan: “You, without border”.

On the consumer offering side, we completed the Infinity plans family, with a very innovative offering for the post-paid segment, bringing the payment per call concept instead of payment per minute.

On the handset side, we kept our strategy of offering innovative and exclusive devices portfolio, such as: the new ‘Motorola Aura’ and ‘Nokia 5800 - Comes with Music’.

Number Portability: As mentioned before, we are already presenting positive balance for post-paid and corporate segments, following the additional push on special offers (including handset discounts and tariffs benefits for portable numbers). We maintained our main focus on post-paid clients for both segments (mobile and fixed), including additional benefits for portable numbers such as: exclusive discount on handsets and ‘Favorito TIM’ (allowing clients to call for free with one TIM number for 12 months).

Fixed Offer, gained additional features in this quarter; i) the new post-paid plan of R$19.90 with 100 minutes between fixed numbers and; ii) launch of ‘TIM Prediletos’, which allows client to pay R$0.12 per minute for 3 TIM mobile numbers.

In the Corporate Segment, we started a mass media campaign to promote ‘TIM Empresa Simples’, where corporate clients can have mobile, fixed and broadband services in one single bill. Then, we reinforce the corporate offering through ‘TIM Único’, an innovative plan that has a very low monthly commitment charges fixed local tariff regardless the destination (on-net, other mobile or fixed). This offer is targeted to the SOHO segment and is already a success case, representing more than 30% of the business sales.

All in all, in this quarter we were “back to sale”. The evidences can be seen by the improvements on market share figures, the rebound on post-paid net-addition, the positive balance in number portability for post-paid and the overall reduction in the churn rate sequentially.

Financial Performance

Selected financial data – Revenue

	2Q09	2Q08	% Y-o-Y	1Q09	% Q-o-Q
R$ thousands
Gross Revenues	4.504.744	4.454.459	1,1%	4.212.130	6,9%
Telecommunications Services	3.931.414	4.053.363	-3,0%	3.834.598	2,5%
Usage and Monthly fee	1.968.883	2.053.783	-4,1%	1.878.636	4,8%
Long distance	455.576	482.965	-5,7%	455.696	0,0%
Interconnection	988.799	1.088.339	-9,1%	1.045.890	-5,5%
Value added services - VAS	483.287	397.054	21,7%	429.684	12,5%
Others	34.869	31.222	11,7%	24.692	41,2%

Handset sales	573.330	401.096	42,9%	377.532	51,9%
Discounts and deductions	(1.200.492)	(1.268.384)	-5,4%	(1.200.462)	0,0%

Taxes and disc. on services	(995.174)	(1.082.699)	-8,1%	(1.011.619)	-1,6%
Taxes and disc. on handset sales	(205.318)	(185.685)	10,6%	(188.843)	8,7%

Net Revenues	3.304.252	3.186.075	3,7%	3.011.668	9,7%
Services	2.936.240	2.970.664	-1,2%	2.822.979	4,0%
Handset revenues	368.012	215.411	70,8%	188.689	95,0%

Operating Revenues

Total gross revenues reached R$4,505 million in the 2Q09, a slightly increase of 1.1% when compared to R$4,454 million in the 2Q08. The main breakdowns and highlights are presented as follows:

Usage and Monthly fee revenues dropped by 4.1% on a yearly basis, to R$1.969 million in 2Q09. The decrease reflects the long tail in post-paid base decline (-8.9pp YoY), subscriber mix deterioration and lower traffic on pre-paid. These effects largely impacted our outgoing traffic which came in 23% down vs. 2Q08. Total MOU came at 73min. or -27% YoY (100 min. in 2Q08).

Long distance revenues achieved R$456 million in the 2Q09, down 5.7% when compared to R$483 million posted in the 2Q08. The reduction basically reflects lower long distance promotions and the mix deterioration mentioned above.

Interconnection revenues stood at R$989 million in the quarter, down 9.1% when compare to R$1.088 million registered in the 2Q08. Such performance reflects the decline on incoming traffic, mainly due to the push of on-net calls in the market as a whole and F2M traffic substitution. Interconnection revenues as a percentage of total gross revenues reached 22% in 2Q09 (vs. 24% in 2Q08).

VAS at 12.3% of gross service revenues

Gross VAS revenues, amounted to R$483 million in the 2Q09, up 21.7% from the R$397 million reported in the 2Q08. VAS revenues accounted for 12.3% of gross service revenues (vs. 9.8% in the 2Q08), largely driven by innovative services which grew 74% on yearly basis. Data transmission has had an important role in such performance; TIM Web reached over 500 thousand users in 2Q09, representing an increase of 82% on a yearly basis. Micro browsing has increased penetration ratio over total base.

Gross handsets revenues reached R$573 million in the quarter, 42.9% higher than R$401 million reported in the 2Q08. The increase is mainly due to sales volume growth and better handset mix - reflecting our number portability performance and our recent competitive approach in post-paid segment. In the second quarter, gross addition was up 20% YoY and handset average prices were up by 19% YoY.

Total net revenues in 2Q09 amounted to R$3,304 million, an increase of 3.7% compared to R$3,186 million registered in the 2Q08. Net service revenues came at R$2,936 million, 1.2% below the same period of 2008, while on a quarterly basis, total revenues were 9.7% higher and net service revenues went up by 4.0% . Better performance in net revenues vs. gross revenues is due to lower discounts in selling.

ARPU up 2.1% QoQ to R$26.6

ARPU (average revenue per user) came at R$26.6 in the quarter, 2.1% higher than 1Q09 and 11.0% below 2Q08. Annual decrease is largely explained by post-paid subscribers’ base decline (8.9% YoY), post-paid mix deterioration and lower incoming MOU. It is important to emphasize that our post-paid ARPU has shown a resilient performance. As for quarterly comparison, both post and pre-paid ARPU went up.

ARPM remained flat QoQ

ARPM (average revenue per minute) increased 22% on YoY comparison to R$0.36/min in the 2Q09 (up from R$0.30/min in 2Q08), following TIM’s less aggressive promotional approach during the period.

Selected financial data – Operating Costs and Expenses

	2Q09	2Q08	% Y-o-Y	1Q09	% Q-o-Q
R$ thousands
Operating Expenses	(2,568,236)	(2,548,907)	0.8%	(2,402,217)	6.9%
Personnel expenses	(138,181)	(168,697)	-18.1%	(157,959)	-12.5%
Selling & marketing expenses	(829,036)	(665,621)	24.6%	(709,130)	16.9%
Network & interconnection	(920,902)	(1,072,570)	-14.1%	(984,633)	-6.5%
General & administrative	(113,541)	(107,984)	5.1%	(103,488)	9.7%
Cost Of Goods Sold	(466,727)	(324,831)	43.7%	(324,451)	43.9%
Bad Debt	(105,949)	(203,327)	-47.9%	(134,453)	-21.2%
Other operational revenues (expenses)	6,100	(5,877)	-	11,897	-48.7%

Operating Costs and Expenses

Opex flat Year-over-year

Total Operating costs and expenses achieved R$ 2,568 million in the quarter, flat when compared to 2Q08, showing that the efficiency plan has had an important role on profitability while the commercial activities remained intense in the period. Breakdown details are presented as follows:

Personnel expenses amounted to R$138 million in the 2Q09, a sharp drop of 18.1% when compared to R$168.7 million registered in the 2Q08. The drop was largely impacted by organization restructuring (lowering management layers and concentrating efforts on commercial front). In the second quarter, TIM’s headcount stood at 10,174 employees, a slight decrease of 0.8% YoY, although sales force and customer care received additional support.

Selling & Marketing expenses accounted for R$829 million in the 2Q09, up 24.6% from the same period of 2008. Such performance is basically explained by a higher commissioning following gross addition revamp (especially in the post-paid) and the increase of advertising expenses of 41% YoY (given the upgrade on share of voice in the media).

Network and Interconnection cost ended 2Q09 totaling R$921 million, 14.1% down from R$1,073 million registered in the 2Q08. As for the interconnection side, the reduction is explained by a lower traffic volume (following less aggressive promotional traffic and the mix in traffic) and post-paid base decline in the period. On the network side, we had an increase of 8.7% on a yearly basis, mainly due to higher leased lines costs (related to data traffic increase).

General and Administrative expenses (G&A) accounted for R$114 million in the 2Q09, an increase of 5% when compared to R$108 million posted in 2Q08. Such performance reflected higher specialized services.

Bad Debt drop 48% Year-over-year

Cost of Goods Sold reached R$467 million in the quarter and corresponding to an increase of 43.7% when compared to R$325 million posted in the same period of 2008. Such performance is explained by higher sales volume in the 2Q09 (+22% YoY) and increase of premium handsets over total sales. 3G devices were responsible for more than 10% of total handsets sales volume.

Bad Debt expenses achieved R$106 million, reporting a drop of 47.9% when compared to R$203 million posted in the 2Q08 (or -26.1% if normalized by additional Telesales effect in 2Q08). Bad debt as a percentage of net service revenues stood at 3.6%, showing a consistent drop each quarter. Such performance reflects the optimization process of: i) healthier credit concession, and ii) an improvement in the collection process and quality of receivables.

Other Net Operating revenues totaled R$6.1 million in the 2Q09, compared to a net operating expenses of R$5.9 million in the 2Q08.

Subscriber Acquisition Costs (SAC) in the 2Q09 accounted for R$120, a slightly increase of 0.9% compared to R$119 registered in the 2Q08, fueled by an increase in Commissioning and Advertising. It’s important to mention that gross addition YoY grew by 20%.
SAC/ARPU ratio achieved 4.5x in 2Q09, reporting an increase when compare to 4.0x in the same period of 2008.

EBITDA

EBITDA (earnings before interests, taxes, depreciation and amortization) totaled R$736 million in the 2Q09, up 15.5% compared to R$637 million accounted in 2Q08 (or +5.6% excluding the Telesales Effect in the 2Q08 of R$60Mn). On a quarterly basis, EBITDA grew by 20.8% (or 9.3% excluding Embratel dispute agreement in 1Q09).
The strong performance on EBITDA is largely supported by the efficiency plan put in place together with the re-launch plan and has been offset the additional expenses from more intense commercial activities.

Yet in this quarter, we had a negative impact on EBITDA of ~R$21 million related to inventory robbery in one of the third-party warehouse in São Paulo.

EBITDA margin reached 22.3% in the 2Q09 (+2.3 p.p. YoY and +2.1 p.p. QoQ).

Depreciation and Amortization

Depreciation and amortization amounted to R$647 million in the quarter, 8.6% higher than R$596 million posted in the 2Q08. The year-over-year increase is largely explained by the network deployment (2G quality and 3G roll-out)

EBIT

EBIT (earnings before interest and taxes) totaled R$88.6 million in the 2Q09, compared to R$40.8 posted in the 2Q08. The improvement is chiefly by the improvements on EBITDA.

Net Financial Result

Net financial expenses totaled R$65.9 million in the quarter, down 28% from the R$91.4 million in the 2Q08, impacted by lower interest expenses due to, among others factors, to the NPV of 3G license acquisition (R$21.6 million in 2Q08 - which started to be accounted in the 2Q08).

Income and Social Contribution Taxes

Income and Social Contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions provided by tax law. Year-over-year increase in Income Tax and Social Contribution is due to higher pre-tax results and higher tax additions coming from hedge provision.

Net Loss

TIM ended the quarter with a net loss of R$15.2 million, improving from the loss of R$144 million in 1Q09 and a loss of R$66.3 million in 2Q08.

Capex

Investments totaled R$422 million in the second quarter (compared to R$467 million in 2Q08, excluding 3G license) and accounted for 12.8% of net revenues. From the total Capex, ~80% were invested in Network/IT, following our previously focus on improving 2G network for voice service and a ‘right-on-spot’ coverage strategy for 3G network.

Net financial position and free cash flow

Gross Debt amounted to R$3,673 million (of which 68% in the long term), up from R$3,473 million in 1Q09. Company’s debt is composed by long-term financing from BNDES (Brazilian Development Bank) and BNB (Banco do Nordeste do Brasil), as well as borrowings from other local and International financial institutions. Approximately 33% of our total debt is denominated in foreign currency (USD and JPY), and it is 100% hedged in local currency.

Average cost of debt stood at 10.95% in the 2Q09 compared to 11.64% in the 2Q08.

Cash and Cash-equivalents reached R$773 million, resulting in a net debt position (gross debt less cash and cash-equivalents) of R$2,900 million, 4% below 1Q09.

Operating Free Cash Flow was positive in R$407 million, up 10% if compared to R$371 million (excluding 3G license) in the 2Q08. As for the non-operating free cash flow, it amounted in negative R$289 million (of which R$168 million paid as dividend).

Ownership Breakdown

	OWNERSHIP BREAKDOWN
	Common	%	Preferred	%	Total	%
TIM BRASIL	650,537,118	81.32	990,098,811	63.94	1,640,635,929	69.86
OTHERS	149,387,687	18.68	558,423,420	36.06	707,811,107	30.14
TOTAL	799,924,805	100.00	1,548,522,231	100.00	2,348,447,036	100.00

Recent Events

  CVM decision on Tag-Along Rights for the Voting shares: On July 15th , CVM (Brazilian Securities and Exchange Commission) announced the final ruling on the mandatory tender offer for the voting shares. CVM’s Board of Directors declared that Telco S.p.A is not obliged to launch a tender offer for the minorities voting shares. For further more information, please refer to our Material Fact Notice published on January 22, 2009, available on our website (www.tim.com.br/ri).

  Update on the Intelig Deal: TIM announced on April 16th , 2009, the signing of the Merger Agreement of Intelig. The Deal sets forth the acquisition through the merger into TIM PART of Holdco Participações Ltda., Intelig’s controlling shareholder, subject to the meeting of certain conditions precedent, particularly prior approval from the National Telecommunications Agency – ANATEL and the conclusion of the corporate and financial restructuring of Intelig. These steps are still ongoing.

About TIM Participações S.A.

TIM Participações provides telecommunication services nationwide through its direct subsidiaries TIM Celular S.A. and indirect TIM Nordeste S.A. The Company launched its operations in Brazil in 1998 and consolidated its nationwide footprint 2002 onwards, thus becoming the first wireless operator to be present in all of Brazilians states.

The Company through the GSM technology (Global System for Mobile Communications), has a national coverage of approximately 93% of the urban population and provides services of mobile, fixed, data transmission and Internet access in high speed, hence offering convergent services to all of its clients, in a single company.

TIM has a strong positioning in the market due to Innovation that, throughout its path in Brazil, has become pioneer in the launch of several products and services such as: multimedia messages (MMS); TIM Music Store and BlackBerry. In 2008, the Company strengthened its positioning with the launch of third generation services under the TIM 3G+ brand, bringing other innovative services like TIM Web Broadband , Video Call and TIM TV. In September 2008, TIM launched ‘TIM Fixo’ – the most competitive and convenient option in fixed residential telephony, making another important step towards in convergent services strategy.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia Group. Innovation and quality are two of strategic pillars that TIM shares with its controller, hence allowing a great competitive advantage in the market. For that, TIM makes substantial investments in technology and optimizes synergy with its controller group, through the sharing of experiences and adopting best practices policy, in order to provide innovative solutions to all of its clients. In addition, TIM relies on a specialized staff, always aware of technological changes in the telecom sector.

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1:	Balance Sheet (BR GAAP)
Attachment 2:	Income Statements (BR GAAP)
Attachment 3:	Cash Flow Statements (BR GAAP)
Attachment 4:	EBITDA Calculation Statement (BR GAAP)
Attachment 5:	Consolidated Operational Indicators
Attachment 6:	Glossary

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.tim.com.br/ri

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet (BR GAAP) (R$ Thousand)

DESCRIPTION	2Q09	2Q08%		1Q09%

ASSETS	14.518.318	14.894.473	-2,5%	14.260.713	1,8%

CURRENT ASSETS	4.812.942	4.796.951	0,3%	4.299.775	11,9%
Cash and cash equivalents	763.029	853.912	-10,6%	450.953	69,2%
Short-term investments	10.083	50.234	-79,9%	5.271	91,3%
Accounts receivable	2.470.139	2.687.491	-8,1%	2.259.895	9,3%
Inventories	439.149	257.021	70,9%	431.159	1,9%
Recoverable Taxes	627.150	507.182	23,7%	560.052	12,0%
Deferred income and social contribution taxes	27.501	4.204	554,1%	38.223	-28,1%
Prepaid expenses	416.782	398.554	4,6%	509.499	-18,2%
Derivative contracts	25.566	-	-	10.094	153,3%
Other assets	33.543	38.353	-12,5%	34.629	-3,1%

NONCURRENT	9.705.376	10.097.522	-3,9%	9.960.938	-2,6%
Noncurrent assets
Long-term investments	9.945	7.122	39,6%	9.009	10,4%
Recoverable Taxes	262.309	220.184	19,1%	228.732	14,7%
Deferred income and social contribution taxes	110.763	-	-	110.763	0,0%
Judicial deposits	160.876	123.143	30,6%	150.659	6,8%
Prepaid expenses	11.808	9.085	30,0%	13.073	-9,7%
Derivative contracts	65.313	6.795	861,2%	124.086	-47,4%
Other assets	7.017	7.268	-3,4%	7.268	-3,5%

Permanent Assets
Investments	-	20	-	-	-
Property, plant and equipment	4.452.588	4.706.276	-5,4%	4.566.173	-2,5%
Intangibles	4.494.753	4.848.542	-7,3%	4.611.658	-2,5%
Deferred	130.004	169.087	-23,1%	139.517	-6,8%

LIABILITIES	14.518.318	14.894.473	-2,5%	14.260.713	1,8%

CURRENT LIABILITIES	3.822.239	5.095.162	-25,0%	3.774.434	1,3%
Suppliers	1.789.795	1.922.331	-6,9%	1.533.194	16,7%
Loans and financing	1.103.743	1.187.485	-7,1%	1.242.698	-11,2%
Derivative contracts	103.633	96.981	6,9%	23.826	335,0%
Salaries and related charges	114.955	115.875	-0,8%	117.663	-2,3%
Taxes, charges and contributions	579.988	485.359	19,5%	561.484	3,3%
Dividends and interest on shareholders’ equity payable	25.438	31.880	-20,2%	193.294	-86,8%
Authorizations payable	-	1.128.150	-	-	-
Other liabilities	104.687	127.101	-17,6%	102.275	2,4%

NONCURRENT LIABILITIES	3.064.884	2.219.267	38,1%	2.839.837	7,9%
Loans and financing	2.471.151	1.726.549	43,1%	2.306.232	7,2%
Derivative contracts	85.410	10.531	711,0%	34.895	144,8%
Provision for contingencies	256.298	251.883	1,8%	254.560	0,7%
Pension plan	6.291	7.377	-14,7%	6.353	-1,0%
Asset retirement obligations	225.337	202.258	11,4%	217.375	3,7%
Other liabilities	20.397	20.669	-1,3%	20.422	-0,1%

SHAREHOLDERS' EQUITY	7.631.195	7.580.044	0,7%	7.646.442	-0,2%
Capital	7.632.371	7.613.610	0,2%	7.613.610	0,2%
Capital reserves	15.569	34.330	-54,6%	34.330	-54,6%
Income reserves	142.516	123.865	15,1%	142.516	0,0%
Net Loss for the period	(159.261)	(191.761)	-16,9%	(144.014)	10,6%

Attachment 2

TIM PARTICIPAÇÕES S.A.

Income Statements (BR GAAP) (R$ Thousand)

DESCRIPTION	2Q09	2Q08%		1Q09%

Gross Revenues	4,504,744	4,454,459	1.1%	4,212,130	6.9%
Telecommunications Services	3,931,414	4,053,363	-3.0%	3,834,598	2.5%
Usage and Monthly fee	1,968,883	2,053,783	-4.1%	1,878,636	4.8%
Long distance	455,576	482,965	-5.7%	455,696	0.0%
Interconnection	988,799	1,088,339	-9.1%	1,045,890	-5.5%
Value added services - VAS	483,287	397,054	21.7%	429,684	12.5%
Others	34,869	31,222	11.7%	24,692	41.2%
Handset sales	573,330	401,096	42.9%	377,532	51.9%
Discounts and deductions	(1,200,492)	(1,268,384)	-5.4%	(1,200,462)	0.0%
Taxes and discounts on services	(995,174)	(1,082,699)	-8.1%	(1,011,619)	-1.6%
Taxes and discounts on handset sales	(205,318)	(185,685)	10.6%	(188,843)	8.7%
Net Revenues	3,304,252	3,186,075	3.7%	3,011,668	9.7%
Services	2,936,240	2,970,664	-1.2%	2,822,979	4.0%
Handset revenues	368,012	215,411	70.8%	188,689	95.0%
Operating Expenses	(2,568,236)	(2,548,907)	0.8%	(2,402,217)	6.9%
Personnel expenses	(138,181)	(168,697)	-18.1%	(157,959)	-12.5%
Selling & marketing expenses	(829,036)	(665,621)	24.6%	(709,130)	16.9%
Network & interconnection	(920,902)	(1,072,570)	-14.1%	(984,633)	-6.5%
General & administrative	(113,541)	(107,984)	5.1%	(103,488)	9.7%
Cost Of Goods Sold	(466,727)	(324,831)	43.7%	(324,451)	43.9%
Bad Debt	(105,949)	(203,327)	-47.9%	(134,453)	-21.2%
Other operational revenues (expenses)	6,100	(5,877)	-	11,897	-48.7%
EBITDA	736,016	637,168	15.5%	609,451	20.8%
EBITDA - Margin over total net revenues	22.3%	20.0%	2.3 p.p	20.2%	2.0 p.p
Depreciation & amortization	(647,451)	(596,338)	8.6%	(641,222)	1.0%
Depreciation	(348,712)	(326,686)	6.7%	(343,752)	1.4%
Amortization	(298,739)	(269,652)	10.8%	(297,470)	0.4%
EBIT	88,565	40,830	116.9%	(31,771)	-
EBIT - Margin over total net revenues	2.7%	1.3%	1.4 p.p	-1.1%	-
Net Financial Results	(65,856)	(91,383)	-27.9%	(69,314)	-5.0%
Financial expenses	(81,991)	(83,732)	-2.1%	(82,278)	-0.3%
Net exchange variance	(8,639)	(43,493)	-80.1%	(22,096)	-60.9%
Financial income	24,774	35,842	-30.9%	35,060	-29.3%
Income before taxes and Minorities	22,709	(50,553)	-	(101,085)	-
Income tax and social contribution	(37,956)	(15,742)	141.1%	(42,929)	-11.6%
Net Loss	(15,247)	(66,295)	-77.0%	(144,014)	-89.4%

Attachment 3

TIM PARTICIPAÇÕES S.A.

Cash Flow Statements (BR GAAP) (R$ Thousand)

	2Q09	2Q08%		1Q09%

EBIT	88,565	40,830	116.9%	(31,771)	-

Depreciation and Amortization	647,451	596,338	8.6%	641,222	1.0%
Capital Expenditures	(422,499)	(1,706,279)	-75.2%	(194,444)	117.3%
Changes in Net Operating Working Capital	93,024	204,979	-54.6%	(1,665,551)	-

FREE OPERATING CASH FLOW	406,541	(864,132)	-	(1,250,543)	-

Income and Social Contribution Taxes	(27,234)	(3,130)	770.0%	(31,702)	-14.1%
Dividends and Interest on Own Capital	(167,927)	(207,433)	-19.0%	(70)	n.m
Net Financial Income	(65,856)	(91,383)	-27.9%	(69,314)	-5.0%
Other changes	(28,222)	19,069	-	4,698	-

NET CASH FLOW	117,303	(1,147,009)	-	(1,346,931)	-

Attachment 4

TIM PARTICIPAÇÕES S.A.

EBITDA (R$ Thousand)

EBITDA Reconciliation	2Q09	2Q08	YoY %	1Q09	QoQ %

Net Loss	(15,247)	(66,295)	-77.0%	(144,014)	-89.4%
(+) Provision for Income Tax and Social Contribution	(37,956)	(15,742)	141.1%	(42,929)	-11.6%
(+) Net Financial Results	(65,856)	(91,383)	-27.9%	(69,314)	-5.0%
EBIT	88,565	40,830	116.9%	(31,771)	-
(+) Amortization and Depreciation	(647,451)	(596,338)	8.6%	(641,222)	1.0%
EBITDA	736,016	637,168	15.5%	609,451	20.8%

Attachment 5

TIM PARTICIPAÇÕES S.A.

Consolidated Operational Indicators

	2Q09	1Q09	2Q08	QoQ %	YoY %

Brazilian Wireless Subscriber Base (million)	159.6	153.7	133.2	3.9%	19.9%
Estimated Total Penetration	83.5%	80.6%	69.5%	2.9 p.p.	14.0 p.p.
Municipalities Served - TIM GSM	2,944	2,772	2,733	6.2%	7.7%
Market Share	23.7%	23.5%	25.4%	0.2 p.p.	-1.7 p.p.
Total Lines ('000)	37,826	36,096	33,815	4.8%	11.9%
Prepaid	31,610	29,923	26,993	5.6%	17.1%
Postpaid	6,216	6,174	6,821	0.7%	-8.9%
Gross Additions ('000)	4,855	3,836	4,046	26.6%	20.0%
Net Additions ('000)	1,729	-306	1,282	n.m.	34.9%
Churn	8.6%	11.4%	8.4%	-2.8 p.p	0.2 p.p
ARPU (R$)	26.6	26.0	29.8	2.1%	-11.0%
MOU	73	70	100	4.4%	-27.1%
ARPM (R$)	0.36	0.37	0.30	-2.2%	22.2%
SAC (R$)	120	135	119	-10.7%	0.9%
Investment (R$ million)	422.5	194.4	1,706.3	117.3%	-75.2%
Employees	10,174	10,212	10,253	-0.4%	-0.8%

Attachment 6

Glossary

Financial Terms	Operational Indicators

Bad Debt (PDD) – Provision for estimated amount of accounts receivable.(customer balance).that has been determined to be uncollectible.	ARPU (Average Revenue per User) – Average total net service Revenue per customers in the period.
CAPEX (capital expenditure) – capital investment.	ARPM (Average Revenue per Minute) – ARPU / MOU
EBIT = Earnings before interest and tax.	Churn rate – Percentage of the disconnections from customer base during the period.
EBITDA = Earnings before interest, tax, depreciation and amortization.	Customers – Number of access in service.
EBITDA Margin = EBITDA / Operating Net Revenue.	Gross additions – Total of customers acquired in the period.
Net Debt = Gross debt – cash.	Market penetration = (Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Net debt / EBITDA = Index wichs evaluates the Company’s ability to pay its debt with the generation of operating cash of the period.	Market Share – Company’s total number of customers / number of customers in its operating area.
Operating Cash Flow = EBITDA – CAPEX.	MOU (minutes of use) – monthly average in minutes of traffic per customer = (total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.
PL – Shareholders’ Equity.	Net additions = Gross additions – number of customers disconnected.
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions.	Net share – Participation of estimated net additions in the operating area.
Working Capital = Operational current assets – operational current liabilities.	SAC (Customer acquisition cost) = (marketing expenses + + commission + Fistel + “comodato” + costs of retention).
VU-M – Value of mobile use of the Cellular Operator network.
Technology and Services

CSP – Carrier Selection Code to long distance calls.
EDGE (Enhanced Data rates for Global Evolution) – technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speed that can reach up to 200 Kbps, depending on the handset model.

GSM (Global System for Móbile Communications) – A system storing and coding cell phone data, such as user calls and data. The GSM is now the standard most used in the world.
SMP – Personal Mobile Services.
SMS (Short Message Service) – Ability to send and receive alphanumerical messages.
3G/HSDPA (High-Speed Downlink Packet Access) – 3G technology capable of proceed data transmission with higher speed, allowing the internet access through high speed connections to mobile users.
WAP (Wireless Application Protocol) – Allows access to internet servers through specific equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 4, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.